Execution Version

AMENDED AND RESTATED

ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of August 3, 2021, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and VALIC COMPANY I, a Maryland corporation (the “Company”).

WITNESSETH:

WHEREAS, the Adviser and the Company are parties to that certain Investment Advisory Agreement, dated January 1, 2002 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the Asset Allocation Fund (the “Fund”), a series of the Company; and

WHEREAS, the Company, on behalf of the Fund, pays the Adviser as compensation for services provided to the Fund, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Board of Directors of the Company (the “Board”) approved an Advisory Fee Waiver Agreement by and between the Adviser and the Company, on behalf of the Fund, at a meeting held on August 3-4, 2020, and the Adviser now agrees to waive a portion of its Advisory Fee in the amount set forth herein; and

WHEREAS, at a meeting held on August 2-3, 2021, the Board approved a change to the calculation of the amount of the waiver set forth herein so that the amount of the waiver is based on the Fund’s average daily net assets as opposed to its average monthly net assets.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser shall waive its Advisory Fee under the Advisory Agreement with respect to the Fund so that the Advisory Fee payable by the Fund is equal to 0.45% on the first $300 million of the Fund’s average daily net assets, 0.425% on the next $200 million of the Fund’s average daily net assets and 0.40% on average daily net assets over $500 million.

2.

This Agreement shall continue in effect until September 30, 2022, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Directors of the Company who (i) are not “interested persons” of the Company or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Advisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Thomas M. Ward
Name:	Thomas M. Ward
Title:	Authorized Signatory

VALIC COMPANY I, on behalf of Asset Allocation Fund, a series thereof

By:	/s/ Gregory R. Kingston
Name:	Gregory R. Kingston
Title:	Treasurer and Principal Financial Officer